UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (Distribution and Marketing Company of the North)
(Name of Issuer)

American Depositary Shares (“ADSs”), each representing 20 Class B Shares (“Class B Shares”)
(Title of Class of Securities)

N/A
(CUSIP Number)

Romina Benvenuti Ortiz de Ocampo 3302 Building #4 C1425DSR Buenos Aires Argentina Tel: 54 11 4809 9520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2009
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Pampa Inversiones S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 49,719,123
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 49,719,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,719,123
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.2%
14	TYPE OF REPORTING PERSON HC - CO

Page 2 of 7 Pages

CUSIP No. N/A	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Pampa Energia S.A. (Pampa Energy Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,719,123
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 49,719,123
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,719,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.2%
14	TYPE OF REPORTING PERSON HC - CO

Page 3 of 7 Pages

Item 1.  Security and Issuer.

The information contained in this Schedule 13D is as of September 28, 2010.  For technical reasons, this Schedule 13-D was not filed as intended on September 28, 2010.  On November 5, 2010, the Reporting Persons filed an Amendment No. 1 to this Schedule 13D.   The information contained in such Amendment No. 1 amends and supersedes the information contained in this Schedule 13D and is the most up to date information filed by the Reporting Persons as of the date of the filing of this Schedule 13D.

This statement relates to the Class B Shares (“Class B Shares”) and American Depositary Shares (“ADSs” and together with the Class B Shares, the “Shares”), each representing 20 Class B Shares, of Empresa Distribuidora y Comercializadora Norte S.A., a sociedad anonima organized under the laws of Argentina (the “Issuer”).

The address and principal executive office of the Issuer is Avenida del Libertador 6363, Quarto Piso, CP 1428, Buenos Aires, Argentina.

Item 2.  Identity and Background.

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed below (the “Reporting Persons”).

(1)           Pampa Inversiones S.A. (“PISA”) (formerly known as Dilurey S.A.) is a sociedad anonima organized under the laws of Uruguay.  The address of its principal business and principal office is Costa Rica 1538 (11500), Montevideo, Uruguay.  PISA is a wholly owned subsidiary of Pampa Energia and is itself a holding company for certain of Pampa Energia’s assets.

(2)           Pampa Energia S.A. (“Pampa Energia”) is a sociedad anonima organized under the laws of Argentina.  The address of its principal business and principal office is Ortiz de Ocampo 3302, Building #4C1425DSR, Buenos Aires, Argentina.  Pampa Energia is an electricity company in Argentina.

Information regarding the executive officers and directors of each of PISA and Pampa Energia are set forth in Schedule I attached hereto.  None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

PISA acquired the Shares with funds obtained through equity contributions made by Pampa Energia, PISA’s parent company, and funds generated in the ordinary course of PISA’s business.  PISA is primarily engaged in financial transactions such as purchasing and trading securities.

Item 4. Purpose of Transaction.

The Issuer is a subsidiary of Pampa Energia.  Pampa Energia has caused its subsidiary PISA to purchase Shares of the Issuer because it believes that such securities are undervalued by the market.

Page 4 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a) and (b).                      The Reporting Persons have, as of September 28, 2010, the following interests in the Shares:

	Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
PISA	49,719,123	11.2%	-0-	49,719,123	-0-	49,719,123
Pampa Energia	49,719,123	11.2%	49,719,123	-0-	49,719,123	-0-

To the knowledge of the Reporting Persons, none of the persons listed on Schedule I owns any Shares with the exception of Gustavo Mariani, a director of Pampa Energia, who owns 640,000 Class B Shares, or 0.1% of the Shares, and has the sole power to vote and dispose of these 640,000 Class B Shares.

(c)                      In the past sixty days, PISA has effected the following transactions in the Class B Shares through brokers on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange):

Date of Transaction	Shares Purchased	Price per Share (Ps.)	Broker
July 28	80,000	Ps. 1.31677	SBS Sociedad de Bolsa
July 29	60,000	Ps. 1.31000	SBS Sociedad de Bolsa
July 30	215,000	Ps. 1.31000	SBS Sociedad de Bolsa
August 2	75,000	Ps. 1.30000	SBS Sociedad de Bolsa
August 5	140,000	Ps. 1.37429	SBS Sociedad de Bolsa

In the past sixty days, PISA has effected the following transactions in the ADSs through brokers on the New York Stock Exchange:

Date of Transaction	ADSs Purchased	Equivalent Number of Shares	Price per ADSs (U.S. dollars)	Broker
August 20	49,950	999,000	U.S. $6.66000	Bear Stearns
August 27	2,300	496,000	U.S. $6.41522	Allaria Ledesma

Pampa Energia has not and, to the knowledge of the Reporting Persons, Gustavo Mariana has not, effected any transactions in the Shares or ADSs in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

   Neither of the Reporting Persons nor, to the knowledge of such Reporting Persons, any other person listed in response to Item 2 has entered into any contract, arrangement, understanding or relationship with respect to the Shares or ADSs of the Issuer.

Page 5 of 7 Pages

Item 7.  Exhibits.

Exhibit 1	Joint Filing Agreement, dated September 28, 2010, between Pampa Inversiones S.A. and Pampa Energia S.A.

Page 6 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2010

PAMPA INVERSIONES S.A.

By: /s/ Ricardo Torres
Name: Ricardo Torres Title: President

PAMPA ENERGIA S.A.

By: /s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

Page 7 of 7 Pages

SCHEDULE I

Pampa Inversiones S.A.

Name	Principal Occupation	Citizenship

Directors

Ricardo Alejandro Torres	Chief Executive Officer and Chief Generation Manager of Pampa Energia S.A.	Argentina

Damián Miguel Mindlin	Chief Investment Portfolio Manager of Pampa Energia S.A. Investment Portfolio Manager of Grupo Dolphin.	Argentina

Alfredo José Vercelli	President of Educaria.	Uruguay

María José Bianchi	Director Manager of Bianchi&Asociados.	Uruguay

Germán Pérez	Country Manager of Pampa Inversiones S.A.	Uruguay

Executive Officers

Ricardo Torres	President of Pampa Inversiones S.A.	Argentina

Germán Pérez	Country Manager of Pampa Inversiones S.A.	Argentina

The business address for each of Alredo José Vercelli, María José Bianchi and Germán Pérez is Costa Rica 1538, Montevideo 11500, Uruguay.

Pampa Energía S.A.

Name	Principal Occupation	Citizenship

Directors

Marcos Marcelo Mindlin	Chairman of the Board and Chief Executive Officer and Chief Generation Manager of Pampa Energia S.A.	Argentina

Ricardo Alejandro Torres	Chief Executive Officer and Chief Generation Manager of Pampa Energia S.A.	Argentina

Damián Miguel Mindlin	Chief Investment Portfolio Manager of Pampa Energia S.A. Investment Portfolio Manager of Grupo Dolphin.	Argentina

Gustavo Mariani	Chief Business Development Manager of Pampa Energia S.A.	Argentina

Diego Martín Salaverri	Partner of the Argentine law firm of Errecondo, Salaverri, Dellatorre, González & Burgio.	Argentina

Pablo Adrián Grigio Campana	Human Resources Director for the local branch of W.M. Mercer Inc.	Argentina

Diana Elena Mondino	Dean of Studies for the MBA program at Universidad del CEMA.	Argentina

Miguel Alberto Kiguel	Senior Manager of Miguel Kiguel & Asociados	Argentina

Luis Andrés Caputo	Chairman of LC Advisors S.A.	Argentina

Executive Officers

Alejandro Macfarlane	Chief Distribution Manager of Pampa Energia S.A. President of ADEERA.	Argentina

Roberto Luis Maestretti	Finance and Administrative Manager of Pampa Energia S.A.	Argentina

Brian Henderson	Transmission Delegate Director of Pampa Energia S.A. Technical advisor to Grupo Dolphin S.A.	Argentina

Gabriel Cohen	Corporate Financing Manager of Pampa Energia S.A.	Argentina

The business address of each of the directors and executive officers of Pampa Energia S.A. is Ortiz de Ocampo 3302 - Edificio 4, Buenos Aires C1425DSR, Argentina.